  Exhibit 99.1

High Tide Opens New Canna Cabana Location in Toronto, Ontario

CALGARY, AB, March 14, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 8 Wellesley Street East, Toronto, Ontario will begin selling recreational cannabis products and consumption accessories for adult use Sunday, March 17. This opening will mark High Tide's 165th Canna Cabana branded retail cannabis location in Canada, the 55th in the province of Ontario and the 11th in Toronto.

This Canna Cabana is located at the corner of Toronto's iconic Yonge Street and Wellesley Avenue and is minutes away from Toronto's gay village, positioning it well to take advantage of the huge crowds of locals and tourists that flock to the area throughout the summer, especially during Toronto's Pride week. With a population density of over 200,000 residents within a 3-kilometre radius, this brand-new Canna Cabana will welcome the surrounding foot traffic from the working professionals and tourists who frequent this vibrant neighbourhood.

"Toronto is the fourth most populous city in North America and is widely regarded as Canada's financial capital. This brand new Canna Cabana is surrounded by a multitude of high-density multi-family condominiums largely occupied by working professionals and is steps away from the busy Wellesley subway station, ensuring easy access to the store for consumers across downtown Toronto and beyond," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"This new Yonge and Wellesley location builds on the success of our Canna Cabana store at the corner of Yonge and College, which opened shortly after legalization in 2018. Annually, 60 million residents and tourists walk through the downtown Yonge Street corridor, which ranks amongst the busiest foot traffic areas in Canada. I also look forward to welcoming the hundreds of thousands of tourists who frequent the Yonge Street corridor every year, especially during Toronto Pride week, which is amongst the top tourist drawing events in North America," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 165 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

1 As reported by ATB Capital Markets based on store counts as of February 8, 2024

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, and our commitment to opening future stores in prime power centre locations and the expansion of our discount club model. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc
vahan@hightideinc.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-opens-new-canna-cabana-location-in-toronto-ontario-302089493.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2024/14/c8166.html

%CIK: 0001847409

CO: High Tide Inc.

CNW 10:44e 14-MAR-24